Exhibit 99.6

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class

Holder Account Number

Voting Instruction Form (“VIF”) - Annual General Meeting to be held on November 29, 2012

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.

2.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.

If you want to attend the meeting and vote in person, please werite yoru name in the place provided for that purpose in this form. You can also write the name of someone else who you wish you attend the meeting and vote on your behalf. Unless prohibited by law, the person whos name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4.

This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6.

When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.

This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.

8.	Your voting instructions will be recorded on receipt of the VIF.
9.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11.	This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 10:00 AM (Pacific Time) on Friday, December 6, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointee(s)
Management Appointees are: Joao Manuel, Chief Executive Officer, or failing him, Janet Francis, VP Corporate Affairs,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

aas my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of securityholders of Petaquilla Minerals Ltd. (the "Company") to be held at the Fairmont Vancouver Hotel, Garibaldi Room, 900 West Georgia Street, Vancouver, B.C., on December 10, 2013, at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Number of Directors	☐	☐
To set the number of Directors at 5.

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. Cristobal Colon de Carvajal	☐	☐	02. Raul Ferrer	☐	☐	03. Richard Fifer	☐	☐

04. David Kaplan	☐	☐	05. Pedro Pablo Permuy	☐	☐

	For	Withhold

3. Appointment of Auditors	☐	☐
Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

	For	Withhold

4. Shareholder Rights Plan	☐	☐
To consider and, if deemed appropriate, to approve an ordinary resolution of the shareholders ratifying and confirming the continuation and renewal of the Company's Shareholder Rights Plan Agreement with Computershare Trust Company of Canada dated October 18, 2010, as more fully described in the accompanying Management Information Circular.

	For	Withhold

5. Amended Stock Option Plan	☐	☐

To consider and, if deemed appropriate, to approve an ordinary resolution, ratifying and confirming an amended Stock Option Plan for the Company, increasing the maximum number of shares that may be issued under the Stock Option Plan from 12,500,000 to 15,500,000 shares.

	For	Withhold

6. Extension of Petaquilla Stock Option Grant	☐	☐
To consider and, if deemed appropriate, to approve an ordinary resolution, ratifying and confirming an expiry date extension to a stock option grant previously awarded to an executive officer, as more fully described in the accompanying Management Information Circular.

	For	Withhold

7. Extension of Iberian Stock Option Grants	☐	☐
To consider and, if deemed appropriate, to approve an ordinary resolution, ratifying and confirming an expiry date extension to stock option issuances acquired by the Company upon the acquisition of Iberian Resources Corp., as more fully described in the accompanying Management Information Circular.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

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